UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number  000-49636

NOTIFICATION OF LATE FILING

(Check One):            [  X   ]      Form 10-K             [     ]     Form 11-K              [     ]    Form 20-F                 [   ]    Form 10-Q                [     ]    Form N-SAR

For Period Ended:	December 31, 2008

[       ]      Transition Report on Form 10-K
[       ]      Transition Report on Form 20-F
[       ]      Transition Report on Form 11-K
[       ]      Transition Report on Form 10-Q
[       ]      Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:	Viking Systems, Inc.

Former name if applicable:

Address of principal executive office (Street and number):	134 Flanders Road

City, State and Zip Code:	Westborough, MA 01581

Part II.  Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant will be unable to file its annual report on Form 10-K for the year ended December 31, 2008 within the prescribed time period. Due to general economic conditions, the registrant did not have sufficient financial resources to initiate in a timely manner the required preparation of its annual report and the related audit process of the financial statements contained therein.  The registrant has now initiated the preparation and audit process.  Accordingly, the registrant requires additional time to complete its financial statements.  At this time, the registrant anticipates filing its Form 10-K for the year ended December 31, 2008 within fifteen calendar days of the prescribed due date.

Part IV.  Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Robert Mathews	(508)	366-3668
(Name)	(Area code)	(Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]    Yes          [    ]     No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]    Yes          [    ]     No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a 2008 operating loss that on an annualized basis is generally in line with  the previously reported reduction in operating loss for the first nine months of 2008 as compared with the same period in 2007.  The anticipated decrease in operating loss is primarily due to lower operating expenses partially offset by lower gross profit.

Results for the year ended December 31, 2008 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

Statements contained herein regarding matters that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to statements regarding Viking's anticipated operating results for 2008. These and other risks and uncertainties are described more fully in Viking's most recently filed SEC documents, including its Annual Report on Form 10-KSB and Quarterly Reports on Form 10-Q. All forward-looking statements contained in this press release speak only as of the date on which they were made. Viking undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Viking Systems, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2009	By: /s/ Robert Mathews
Name: Robert Mathews
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).